K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100 www.klgates.com

Mark P. Goshko

617.261.3163
Fax: 617.261.3175
mark.goshko@klgates.com
April 24, 2009
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549

Attention: Brion R. Thompson, Esq.

Re:	John Hancock Funds III — John Hancock Disciplined Value Fund File Nos. 333-125838 and 811-21777

John Hancock Capital Series — John Hancock Classic Value Fund II File Nos. 002-29502 and 811-01677
Dear Mr. Thompson:
     We have received comments from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement filed on Form N-14 for John Hancock Disciplined Value Fund (the “Acquiring Fund”), a series of John Hancock Funds III (the “Trust”). The registration statement, filed on March 27, 2009, relates to the proposed reorganization of John Hancock Classic Value Fund II, a series of John Hancock Capital Series, with the Acquiring Fund.
     In response to comments that we received from the Staff on April 23, 2009, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, repeated below the comments for which we are providing responses, followed immediately by the Trust’s response. Defined terms have the same meanings as used by the Trust in the registration statement.
Proxy Statement/Prospectus:
Comment 1:
     In the President’s Letter included in the registration statement, you state that:

Securities and Exchange Commission
April 24, 2009

“By combining your fund with Disciplined Value, you will be a shareholder in one larger fund with lower net annual operating expenses and greater potential to increase asset size and achieve economies of scale.”
     Please clarify that, although the Acquiring Fund will have lower net annual operating expenses, prior to the effect of certain contractual fee and expense waivers, gross expenses for certain share classes will be higher. Make conforming changes, if necessary, to similar language throughout the registration statement.
Response 1:
     The requested change will be made. We will amend the sentence to read as follows:
“By combining your fund with Disciplined Value, you will be a shareholder in one larger fund with greater potential to increase asset size and achieve economies of scale. After the reorganization, although certain share classes will have higher gross expenses, contractual fee and expense waivers will result in lower net annual operating expenses across all share classes.”
     Similar language in the registration statement already expresses this point, and so has not been amended.
Proxy Statement/Prospectus and Statement of Additional Information (“SAI”):
Comment 2:
     The proxy statement/prospectus states, in paragraph six on page twenty, that the Acquired Fund “expects” to sell a significant portion of its securities prior to the closing of the Reorganization. The SAI states in its financial statements’ pro forma financial information, in paragraph eight on page five, that the Acquired Fund “may have to sell” securities prior to the Reorganization. [Emphasis added.] Conform the language.
Response 2:
     The requested conforming change will be made. In each instance we will use the term “expect” to categorize the intent to dispose of certain securities prior to the Reorganization. Therefore, the sentence in paragraph eight on page five of the SAI will read as follows: “Securities held by the Acquired Fund are expected to be sold in connection with the merger, including for the purpose of complying with the investment policies or limitations of the Acquiring Fund.” [Emphasis added.]
General Comments and Responses Thereto
     It was requested that the Trust provide the following representations in its response to comments:

Securities and Exchange Commission
April 24, 2009

     In connection with these filings, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
     The Fund intends to file a definitive copy of the prospectus/proxy statement reflecting the above responses to the Staff’s comments as soon as practicable following effectiveness of the registration statement on April 27, 2009. Thank you for your prompt attention to these matters. If you have any questions, please call me at (617) 261-3163.

Sincerely,
/s/ Mark P. Goshko
Mark P. Goshko

Cc:	Thomas M. Kinzler David D. Barr Paul T. Kane Paul G. Coletti Trayne S. Wheeler George P. Attisano